UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited on August 9, 2007, announcing its earnings for the second quarter of 2007 and a dividend declaration.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) –
Announces Dividend and Earnings in Respect of the 2nd Quarter of 2007

Hamilton, Bermuda, August 9, 2007

Nordic American Tanker Shipping Limited (the “Company”) today announced its results for the 2nd quarter of 2007.  The spot tanker market was sound for our double hull suezmax fleet during 2Q07, enabling the Company to declare a dividend of $1.17 per share for the quarter.  The Company has now declared a dividend for 40 consecutive quarters since the autumn of 1997 when our first three vessels were delivered.  For the last four quarters, including the dividend to be paid for 2Q07, a total of $4.73 has been declared in dividends, which represents 13.2% of the average daily share price over the same period. For nine consecutive years the dividend yield of the Company has been well above 10%. It was a milestone for the Company when the balance sheet was strengthened by $120 million in cash in July when NAT for the first time carried through a so-called bought deal. This transaction brought the equity ratio of the Company to well above 90%, corresponding to about $5 million of debt per ship. This position gives the Company freedom of action and flexibility to expand.

Highlights:

•	The Board of Directors has declared a dividend of $1.17 per share for the 2nd quarter of 2007.

•	The dividend is expected to be paid on August 29, 2007, to shareholders of record as of August 17.

•
Net income for 2Q07 was $0.78 per share based on 26,914,088 shares outstanding during 2Q07. Following the closing of an offering on July 25, 2007, there are 29,975,312 shares issued and outstanding as of August 9, 2007.

•	During 2Q07 our fleet consisted of 12 modern double hull suezmax tankers.

•	In 2Q07 total offhire was 25 days related to scheduled drydocking.

•
The technical management of three of our vessels was transferred to V.Ships Norway AS during 2Q07. Later in 2007 it is expected that V.Ships Norway AS will technically manage all the vessels of the Company, except one which is on long-term bareboat charter.

•	We expect to consolidate our commercial operations in the near future.

Dividends per Share, Earnings per Share and Financial Information:

When reporting our financial data, it is more meaningful to compare one quarter with the previous quarter than with the quarter one year ago. This is so because of the highly volatile nature of the spot tanker markets.

Operating cash flow(1) was $34.6 million for 2Q07 compared to $36.1million for 1Q07 and $23.5m for 2Q06.

The Board has declared a dividend of $1.17 per share in respect of 2Q07. This compares with a dividend of $1.24 per share for 1Q07.  The dividend for 2Q06 was $1.07 per share.

Net income for 2Q07 was $20.9 million, or $0.78per share (EPS).  This compares to a net income of $22.8 million or $0.85 per share for 1Q07. In 2Q06, net income was $14.2 million, or $0.68 per share.

We continue our strong focus on keeping operating costs of our vessels at a low level. Furthermore, our general and administrative costs per day per ship are at a low level compared with other listed shipping companies. However, we note the upward pressure across the shipping industry on vessel operating costs – above all related to crewing costs, lubricating oil costs and repair and maintenance costs.  In addition, during the first half of 2007 increased operating costs stem from once off replenishments to onboard stocks on the three ships we took over in November/December 2006. We expect that cash operating costs during the second half of 2007 will be lower than the first half of 2007.

The Company is not involved in freight or interest derivatives.

Following the offering which was closed July 25, we estimate that our average cash breakeven for our fleet of twelve vessels is approximately $9,000 per day per vessel.  When the freight market is above this freight level, the Company can be expected to pay dividends based on its strategy. The breakeven rate is the amount of average daily revenues for our vessels which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

At the end of 2Q07, our net debt was approximately $15.5 million per vessel. The offering in July strengthened our balance sheet with $120 million in cash, reducing our debt to about $5 million per ship. As of August 9, 2007, we have approximately $435 million undrawn under our $500 million revolving credit facility with maturity in 2010.  There is no repayment obligation during the term of the facility, and the Company pays interest only on drawn amounts, and a commitment fee for undrawn amounts. We have commenced discussions with the banks to extend the maturity of this credit facility.

In 3Q07 two vessels are expected to be in scheduled drydock with an expected 40 days out of service between them. In connection with its 10-year special survey, another vessel has been undergoing steel improvements causing an expected loss of income of about 75 days in 3Q07. The extra steel investments are not expected to impact dividends going forward and will be depreciated as capital costs. We do not expect that the same type and amount of steelwork will be required on other of our vessels in connection with scheduled drydockings.

The table below shows the number of vessel revenue days over the last ten quarters for all our vessels, reflecting the growth of the Company.

Period	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Revenue days	371	549	576	697	720	808	817	919	1,047	1,067

For further details on our financial results, please see later in this release.

The Fleet:

Eleven of the Company’s 12 vessels are trading in the spot market or on spot related terms, while one vessel remains employed on a long-term fixed rate charter.

By way of comparison, at the end of 2004 the Company had four vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. During 2Q07, we also had 12 vessels in operation.

Vessel	Dwt *	Employment
Gulf Scandic	151,475	Long term fixed charter
Nordic Hawk	151,475	Spot related terms
Nordic Hunter	151,400	Spot related terms
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Total	1,868,791

*Scantling draft is the maximum draft at which a vessel complies with the governing strength requirements of classification societies

We are currently a member of several tanker pools. We expect that a consolidation will take place in this sector, which is expected to create synergies through economies of scale, resulting in a positive impact on our overall results. At the same time we have decided to simplify and consolidate our technical operating functions. The ship management firm of V.Ships Norway AS is expected to manage 11 of our vessels later in 2007 compared with five vessels earlier this year. The changeover will incur one-time costs but the consolidation will facilitate more efficient crew rotation and economies of scale among our vessels leading to cost improvements.

The Market:

The average spot market rate, according to the Imarex Tanker Index, was $34,174 per day for 2Q07 compared to $41,877 per day for modern suezmax tankers during 1Q07. The average rates for our spot vessels were about $44,000 per day net to us. The market was sound for our suezmax vessels during 2Q07 while about $1,000 per day lower than in 1Q07. We expect that rates may be softer in 3Q07 than in 2Q07 reflecting a normal seasonal downturn during this time of the year. The supply and demand picture is still finely tuned. Typically, rates during the fourth quarter may be expected to strengthen.  We expect that freight rates may continue to fluctuate significantly.

The world’s suezmax fleet stood at 351 vessels at the end of the 2Q07, compared to 352 vessels at the end of 1Q07.  13 new vessels were delivered during 1H 2007 while four vessels were scrapped.  A further 13 vessels are scheduled to be delivered from the shipyards in 2H 2007; while the total suezmax orderbook stood at 133 vessels at the end of the June 2007. At the same time, 62 vessels were single hull (Source: Fearnresearch). A further weakening of single hull earnings has continued into 2007 as customers prioritize double hull tonnage. The single hull vessels are expected to be phased out from the tanker trade by 2010 due to international legislative changes. We believe that this development is advantageous for our Company, which owns only double hull tankers. Following the strength of the offshore oil industry and the dry cargo market, both suezmax vessels and very large crude carriers are withdrawn from the tanker market as they are converted to other purposes – such as offshore vessels and bulk carriers. Since January 2006 and up to end 2007 about 7.5 million tons of tanker tonnage are scheduled for conversion to non tanker purposes. (Source: R.S. Platou Research). This development impacts the tonnage balance positively, with the equivalent of a deletion of 50 suezmax tankers or 25 very large crude carriers (or some permutation of these) from the world tanker fleet.

Going forward, deliveries of new tankers from shipyards over the next few years can be estimated with a high degree of certainty.  The shipyards are expected to operate at more or less full capacity with their present orderbooks, and new orders placed for suezmax tankers are typically for delivery in 2011 or later.

The tanker market in the longer term is essentially a function of supply and demand for tanker tonnage. In addition to the supply of new vessels from the ship yards, adjusted  for phasing out single hull tonnage and for other deletions, the level of the tanker market in the foreseeable future is above all dependent on the development of the world economy.

Strategy going forward:

The operations of the Company are based on its unique and successful operating model which combines our transparent and predictable full dividend payout policy with high spot market exposure and a strong balance sheet. A strong balance sheet and a low cash break even for operations enable us to maintain our dividend policy, thereby providing for a competitive yield compared with other shipping companies.

We focus on a cost effective management of the Company, both in regard to the operating expenses of the vessels and general and administrative expenses, in order to maintain a low cash break-even level of operations. The consolidation of our participation in pools and of technical management functions is expected to create synergies, impacting positively the overall results.

The Company's exposure to the spot market is based on our analysis showing that the spot market over time can be expected to produce higher revenues on average than the time charter market.  With our strong balance sheet and our well-defined operating model, we believe it is an inefficient use of capital to accumulate cash reserves on the balance sheet.  A certain amount of term charter coverage is being contemplated from time to time.

The recent offering in July, strengthening the equity of the Company by $120 million cash, will prepare the Company for expansion, either via the second-hand market or newbuildings or a combination of these alternatives.

The main objective of the Company is to maximize its total return(2) for shareholders via a transparent, predictable and simple strategic platform.  In our communications with the market, we encourage investors wishing to have tanker exposure to assess our operating model and to invest in our Company.  Accretive growth continues to be an inherent part of our operating model and further expansion can be expected.  The expansion of the Company bolsters its earnings and dividend capacity per share.

* * * * *
________________________

(1)
Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies.  Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Please see page 6 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)  The total return is based on the price for our common shares plus dividends reinvested in our common shares.

NORDIC AMERICAN TANKER SHIPPING LIMITED
Amounts in USD '000

CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Six Months Ended
	Jun. 30, 2007 (unaudited	Mar. 31, 2007 (unaudited)	Jun. 30, 2006 (unaudited)	Jun. 30, 2007 (unaudited)	Jun. 30, 2006 (unaudited)

NET VOYAGE REVENUE	44,324	44,605	29,574	88,929	64,532
OPERATING EXPENSES
Vessel operating expenses	(8,237)	(7,291)	(4,842)	(15,540)	(9,291)
Depreciation	(10,422)	(10,188)	(7,256)	(20,610)	(1,3541)
General and administrative costs	(18,57)*	(1,591)*	(2,175)*	(3,436)**	(6,014)**
	(20,516)	(19,070)	(14,273)	(39,586)	(28,846)
Income from vessel operation	23,808	25,535	15,301	49,343	35,686
Interest income	193	192	243	385	522
Interest expense	(3,099)	(2,919)	(1,302)	(6,018)	(2,882)
	(2,906)	(2,727)	(1,059)	(5,633)	(2,360)
NET INCOME	20,902	22,808	142,242	43,710	33,326
Earnings per average number of shares	0.78	0.85	0.68	1.62	1.70
Weighted average number of shares	26,914,088	26,914,088	21,035,622	26,914,088	19,587,724
Common shares outstanding	269,14,088	269,140,88	21,046,400	26,914,088	21,046,400

*)
The G&A for the three months ended Jun. 30, 2007, Mar. 31, 2007 and Jun.30, 2006 include non-cash charges of $0.4, $0.4m and $0.9m respectively which are charges related to share based compensation and the 2004 Stock Option Plan.

**)	The G&A for the six months ended Jun. 30, 2007 and 2006 include non-cash charges of $0.8 and $3.8m respectively which are charges related to share based compensation and the 2004 Stock Option Plan.

CONDENSED BALANCE SHEETS	Jun. 30, 2007 (unaudited)	Jun. 30, 2006 (unaudited)	Dec. 31, 2006

Cash deposits	25,300	13,633	11,729
Accounts receiveable	15,598	3,656	13, 416
Other current assets	13,732	18,990	19,333
Vessels	738,044	520,680	752,478
Other long term assets	2,982	3,003	3,224
Total Assets	795,656	559,962	800,180
Accounts payable	2,176	297	3,006
Accrued liabilities	11,809	8,188	11,728
Long-term debt	185,500	93,000	173,500
Shareholders' equity	596,171	458,477	611,946
Total liablilities and shareholders' equity	795,656	559,962	800,180

Twelve Months
CONDENSED STATEMENTS OF	Six months ended		Ended
CASH FLOW	Jun. 30, 2007	Jun. 30, 2006
	(unaudited)	(unaudited)	Dec. 31, 2006

OPERATING ACTIVITIES
Net cash from Operating Activitites	61, 873	55,835	106,505
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock	0	114,993	287,904
Proceeds from use of Credit Facility	15, 000	79,000	274,500
Repayment of debt	(3,000)	(116,000)	(231,000)
Loan facility costs	(14)	0	(591)
Dividends paid	(60,288)	(64,545)	(122,591)
Net Cash provided by (used for) Financing Activities	(48,302)	13, 448	208,222
INVESTING ACTIVITIES
Investment in Vessels	0	(69,890)	(317,238)
Net cash used by investing activitites	0	(69,890)	(317,238)
Net Increase in Cash and Cash Equivalents	13, 571	(607)	(2,511)
Beginning Cash and Cash Equivalents	11, 729	14,240	14,240
Ending Cash and Cash Equivalents	25, 300	13, 633	11,729

NORDIC AMERICAN TANKER SHIPPING LIMITED
Reconciliation of non-GAAP financial measures

(Amounts in USD '000)

Three Months Ended	Six Months Ended

Jun. 30, 2007	Mar. 31, 2007	Jun. 30, 2006	Jun. 30, 2007	Jun. 30, 2006

Voyage revenue	54,666	58,049	40,600	112,716	85,779
Voyage expenses	(10,342)	(13,444)	(11,026)	(23,787)	(21,247)
Net voyage revenue (1)	44,324	44,605	29,574	88,929	64,532

	Three Months Ended
	Jun. 30, 2007	Mar. 31, 2007	Jun. 30, 2006
Income from vessel operations	23,808	25,535	15,301
Depreciation	10,422	10,188	7,256
Share Based Compensation/ Stock Option Plan	429	374	949
Operating Cash Flow (2)	34,659	36,097	23,506

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Ltd.
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Web-site:  www.nat.bm

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Ltd.
Tel: +1 800 601 9079 or + 47 908 26 906

Gary Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212  574 1223

Herbjørn Hansson, Chairman & CEO
Nordic American Tanker Shipping Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated:  August 9, 2007                                                     By:   /s/ Herbjørn Hansson
                                                   Herbjørn Hansson
      Chairman, Chief Executive Officer and
   President

SK 01318 0002 800997